CYBER CRUCIBLE, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheets 2

    Statements of Operations 3

    Statements of Changes in Stockholders' Deficit 4

    Statements of Cash Flows 5

    Notes to Financial Statements 6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Cyber Crucible, Inc.
Pittsburgh, Pennsylvania

We have reviewed the accompanying financial statements of Cyber Crucible, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' deficit, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

December 10, 2024
Los Angeles, California

CYBER CRUCIBLE, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2023**		**2022**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	154,122	$	97,147
Accounts Receivable, net		709,400		39,713
Total Current Assets		**863,522**		**136,860**
Property and Equipment, net		935		1,169
Right-of-Use Asset		17,946		35,743
Intangible Assets		585,478		473,203
Total Assets	**$**	**1,467,881**	**$**	**646,975**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	93,484	$	111,632
Current Portion of Loans and Notes		24,948		20,790
Lease Liability, current portion		17,946		17,797
Deferred Revenue		848,980		166,386
Total Current Liabilities		**985,358**		**316,604**
Loans and Promissory Notes, net of current portion		385,152		389,310
Simple Agreement for Future Equity		640,544		-
Related Party Loans		1,543,349		1,552,629
Lease Liability, net of current portion		-		17,946
Total Liabilities		**3,554,403**		**2,276,489**
STOCKHOLDERS' EQUITY				
Common Stock		104		103
Subscription Receivable		(1,539)		(1,538)
Additional Paid in Capital		99,242		63,236
Accumulated Deficit		(2,184,329)		(1,691,315)
Total Stockholders' Equity		**(2,086,523)**		**(1,629,514)**
Total Liabilities and Stockholders' Equity	**$**	**1,467,881**	**$**	**646,975**

See accompanying notes to financial statements.

CYBER CRUCIBLE, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 510,009	$ 277,565
Cost of Goods Sold	106,639	37,780
Gross Profit	**403,370**	**239,785**
Operating Expenses		
General and Administrative	814,677	878,418
Selling and Marketing	20,116	42,450
Total Operating Expenses	**834,793**	**920,868**
Net Operating Loss	**(431,423)**	**(681,083)**
Interest Expense	37,797	9,158
Other Loss/(Income)	23,794	(0)
Loss Before Provision for Income Taxes	**(493,014)**	**(690,241)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (493,014)**	**$ (690,241)**

See accompanying notes to financial statements.

Cyber Crucible, Inc.
Statements of Changes in Stockholders' Deficit
(Unaudited)

(in , $US)	Common Stock		Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance—December 31, 2021	**1,025,918**	**$ 103**	**$ (53)**	**$ 33,388**	**$ (1,001,074)**	**$ (967,637)**
Issuance of Stock Upon Exercise of Options	4,561	1	(1,486)	2,246	-	762
Share-Based Compensation	-	-	-	27,602	-	27,602
Net Loss	-	-	-	-	(690,241)	(690,241)
Balance—December 31, 2022	**1,030,479**	**$ 104**	**$ (1,539)**	**$ 63,236**	**$ (1,691,315)**	**$ (1,629,514)**
Issuance of Stock	10,283	1	-	-	-	1
Share-Based Compensation	-	-	-	36,005	-	36,005
Net Income	-	-	-	-	(493,014)	(493,014)
Balance—December 31, 2023	**1,040,762**	**$ 105**	**$ (1,539)**	**$ 99,241**	**$ (2,184,329)**	**$ (2,086,523)**

See accompanying notes to financial statements.

CYBER CRUCIBLE, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (493,014)	$ (690,241)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities		
Depreciation of Property	234	234
Amortization of Intangibles Assets	175,353	118,582
Share-Based Compensation	36,005	27,602
Fair Value in Excess of Stated Value of Derivative Instrument	22,794	-
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(669,687)	(13,330)
Accounts Payable	-	(67,248)
Deferred Revenue	682,594	(24,427)
Credit Cards	(18,147)	74,969
Net Cash Used In Operating Activities	**(263,868)**	**(573,860)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(287,628)	(337,651)
Net Cash Used in Investing Activities	**(287,628)**	**(337,651)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	-	762
Borrowing on Shareholder Loans	-	896,612
Repayment of Shareholder Loans	(9,280)	-
Repayment of Promissory Notes and Loans	-	-
Proceeds from Issuance of Simple Agreement for Future Equity	617,750	-
Net Cash Provided by Financing Activities	**608,470**	**897,375**
Change in Cash & Cash Equivalents	**56,975**	**(14,137)**
Cash & Cash Equivalents —Beginning of The Year	97,147	111,284
Cash & Cash Equivalents—End of The Year	**$ 154,122**	**$ 97,147**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 37,797	$ 9,158

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Cyber Crucible Inc. was incorporated on December 1, 2014, in the State of Delaware. The financial statements of Cyber Crucible, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pittsburgh, Pennsylvania.

Cyber Crucible offers an autonomous cybersecurity solution that detects and neutralizes threats, including ransomware and data theft, in real time using patented edge-computing analytics. Its kernel-level technology operates with superhuman speed and accuracy, requiring minimal system resources while ensuring robust protection. By automating threat response, the company reduces costs and improves operational efficiency for businesses.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $1,000 and $0, respectively.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	7 years

Intangibles

Intangible assets with finite lives, such as software, which are amortized on a straight-line basis over their estimated useful lives. The Company incurs internal use software development costs. Accordingly, the Company expenses all costs that relate to the planning and post implementation phases. Additionally, the Company markets certain of its software applications to new and existing customers. These costs are capitalized upon reaching technological feasibility with all costs incurred prior to this stage being expensed as incurred. Enhancements that improve the functionality of existing market ready applications are also capitalized. Marketed software costs are amortized over their useful life not exceeding three to five year.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company provides cyber-security solutions to the customers and the revenue is recognized at point-in-time when the services are delivered to the customer and risk and rewards associated with the service are transferred.

Cost of Sales
Cost of sales include the cost of the cloud computing costs required to operate and provision Cyber Crucible software.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> *Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

> *Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

> *Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $20,116 and $42,450, which is included in sales and marketing expenses.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 10, 2024, which is the date the financial statements were available to be issued.

3.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Furniture and Equipment	$ 1,637	$ 1,637
Property and Equipment, at cost	**1,637**	**1,637**
Accumulated Depreciation	(701)	(468)
Property and Equipment, net	**$ 935**	**$ 1,169**

Depreciation expense for the years ended December 31, 2023 and 2022 was $234 and $234, respectively.

4.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Intellectual Property	$ 139,084	$ 90,041
R&D Costs	681,651	469,640
Software Development	81,037	54,464
Intangible Assets, at cost	**901,772**	**614,144**
Accumulated Amortization	(316,294)	(140,941)
Intangible Assets, net	**$ 585,478**	**$ 473,203**

Amortization expense for the years ended December 31, 2023 and 2022 was $175,353 and $118,582, respectively.

Estimated annual amortization expense subsequent to December 31, 2023 is as follows:

	Amortization Expense
2024	$ 175,353
2025	175,353
2026	175,353
2027	21,257
2028 and Thereafter	38,162
Total	**$ 585,478**

5.   LEASES

The Company has one operating lease for business premises, The Company's leases have terms maturing through 2024. Monthly payment is $1,700 and does not contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2023 and 2022 were 0.9 years and 1.9 years, respectively.

The weighted average discount rate for operating leases as of December 31, 2023 and 2022 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023 are as follows:

For The Year Ended December 31,	
2024	$ 18,700
2025	-
2026	-
2027	-
2028 and Thereafter	-
Present Value Discount	(754)
Total	**$ 17,946**

6.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SBA COVID (EIDL) Disaster Loan	$ 410,100	3.75%	09/17/2020	09/20/2050	$ 24,948	$ 385,152	$ 410,100	$ 20,790	$ 389,310	$ 410,100
Total					**$ 24,948**	**$ 385,152**	**$ 410,100**	**$ 20,790**	**$ 389,310**	**$ 410,100**

The summary of the future maturities is as follows:

As of Year Ended December 31,	
2024	$ 24,948
2025	24,948
2026	24,948
2027	24,948
2028	24,948
Thereafter	285,360
Total	**$ 410,100**

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

		Principal				As of December 31,	
SAFE(s)	Borrowing Period	Amount	Valuation Cap	Discount		2023	2022
SAFE I - 2023	Fiscal Year 2023	$ 462,750	$ 20,000,000	20%	$	462,750	$ -
SAFE II - 2023	Fiscal Year 2023	$ 155,000	$ 25,000,000	15%		155,000	-
Fair Value in Excess of Stated Value of Derivative Instrument						22,794	-
Total SAFE(s)		$ 617,750			$	640,544	$ -

The SAFE includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. The SAFE requires or may require the issuer to settle the obligation by transferring assets (i.e., cash). If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Related Party Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

				As of December 2023			As of December 2022		
	Principal	Borrowing		Current	Non-Current	Total	Current	Non-Current	Total
Owner	Amount	Period	Maturity Date	Portion	Portion	Indebtedness	Portion	Portion	Indebtedness
Cyber Delivered, LLC	$ 416,348	12/31/2021	On demand or 12/31/2030	$ -	$ 414,028	$ 414,028	$ -	$ 416,348	$ 416,348
Cyber Delivered, LLC	771,303	12/31/2022	On demand or 12/31/2031	-	768,983	768,983	-	771,303	771,303
Dennis A Underwood	239,688	12/31/2021	On demand or 12/31/2030	-	237,348	237,348	-	239,668	239,668
Dennis A Underwood	125,309	12/31/2022	On demand or 12/31/2031	-	122,989	122,989	-	125,309	125,309
Total	$ 1,552,649			$ -	$ 1,543,349	$ 1,543,349		$ 1,552,629	$ 1,552,629

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7.   SHARE BASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 176,470 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	54,706	$ 0.96	-
Granted	-	-	-
Exercised	(4,561)	-	-
Expired/Cancelled	(8,645)	-	-
Outstanding at December 31, 2022	41,500	$ 0.96	8.25
Exercisable Options at December 31, 2022	24,631	$ 0.96	8.25
Granted	34,882	-	-
Exercised	-	-	-
Expired/Cancelled	(8,712)	-	-
Outstanding at December 31, 2023	67,670	$ 0.96	7.25
Exercisable Options at December 31, 2023	37,152	$ 0.96	7.25

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2023 and 2022, the Company recognized stock-based compensation expense of $36,005 and $27,602, respectively.

8. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 1,500,000 shares of common stock with par value of $0.0001. As of December 31, 2023, and 2022, 1,040,762 shares and 1,030,479 shares of common stock, respectively, have been issued and were outstanding.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For the Year Ended December 31,		2023		2022
Net Operating Loss	$	(100,358)	$	(35,069)
Valuation Allowance		100,358		35,069
Net Provision For Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of December 31,		2023		2022
Net Operating Loss	$	(147,469)	$	(47,111)
Valuation Allowance		147,469		47,111
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $500,065. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   CONTINGENCIES AND COMMITMENTS

Contingencies
The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims
From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   RELATED PARTY TRANSACTIONS

During years, the Company borrowed money from its CEO Dennis Underwood and Cyber Delivered, LLC (a company owned by Dennis Underwood and therefore a related party). As of December 31, 2023, and December 31, 2022, the Company had an outstanding loan liability to Dennis Underwood and Cyber Delivered, LLC, totaling $1,543,349 and $1,552,629, respectively. These loans are interest-free and are payable either on demand or latest by December 31, 2031.

12.   SUBSEQUENT EVENTS

On July 17, 2024, the Company entered into a Future Receipts Sale Agreement with Forward Financing LLC, a Delaware limited liability company. The Company sold future receipts of $43,200 for a cash receipt of $30,000. The lender may collect up to higher of (i) 3% of the monthly future receipts or (ii) $1,200 per week, until the $43,200 is returned.

On June 28, 2024, the Company entered into a Forward Purchase Agreement with Kapitus LLC. The Company sold future receipts of $99,960 against a cash receipt of $68,000. The lender may collect up to higher of (i) 13% of the monthly future receipts or (ii) $1,216 weekly, until the $99,960 is returned.

On September 4, 2024, the Company renewed the lease agreement with Fox Chapel Office Center for the premises located at 1378 Old Freeport Road, Suite 1B. Per the terms of the renewed lease, the monthly rent to be paid is $1,700 and the lease term has been extended till November 30, 2027.

On May 31, 2024, the Company issued SAFE to Thomas Weichel in total amount of 25,000, with valuation cap of $25,000,000 and Discount of 15%.

13.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $431,423, an operating cash flow loss of $263,868 and liquid assets in cash of $154,122, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.